United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release	3
Signature Page	5

Press Release

Vale announces donation and new emergency initiatives in Brumadinho

Rio de Janeiro, January 28th, 2019 – Vale S.A. (Vale) announces new initiatives to offer financial and psychological aid to the families of the affected people, and to reduce the impacts caused by the breach of Dam I of the Córrego do Feijão mine in Brumadinho, last Friday, January 25th, 2019. These actions are in addition to the efforts already made by the company to assist those affected by the dam breach.

Donation to the families

Vale is offering a donation of R$ 100,000 to each of the families with missing members or affected by fatalities, regardless of whether they are Vale’s employees or not. This donation is unrelated to any potential indemnities due, which shall be discussed in detail with the families and public authorities.

Psychological support

Vale will hire professionals from the Albert Einstein hospital, a reputable medical institution based in São Paulo, specialized in trauma, grief and catastrophe recovery, who will join 100 health professionals of the company that are on site providing assistance to the families of those affected.

Containment measures

The company has an ongoing project to build dikes in the Brumadinho mine area with the aim of containing sediments from the tailings, including the hiring of the same planner that worked on the reparation plan after Samarco’s dam breach. A field inspection was carried to determine the project details.

As a preventive measure, Vale will install a barrier for sediment retention near the water catchment of the city of Pará de Minas, about 40 km away from Brumadinho, in order to reduce the risks of shortage to the city’s water supply.

At the same time, a field visit was carried out along the Paraopeba river, together with a team from Samarco, to define the construction of a sediment containment barrier.

Financial compensation to the municipality of Brumadinho

Notwithstanding the stoppage of the activities of the Córrego do Feijão mine, Vale will financially compensate the municipality of Brumadinho for the loss of income related to the Financial Compensation for the Mineral Exploration (CFEM).

Other emergency actions

In addition to the above-mentioned initiatives, Vale has provided 15 lighting towers, backhoes, 40 ambulances, accommodation for 1,500 people, 5 service stations, 1 helicopter to support rescue efforts, 1.4 million liters of potable water, 1 .6 thousand liters of mineral water for the community, 820 basic food baskets, 1,399 pharmaceutical and hygiene items, as well as private hospital care and psychologists. Since the breach, Vale has also made available 2 support centers and free-to-call phone service to serve those affected. In the support centers, 60 of the company employees and volunteers are working to provide shelter and help with identification efforts 24/7.

Vale remains fully focused on the relief efforts and support to those affected.

For further information, please contact:
+55-21-3485-3900
Andre Figueiredo: andre.figueiredo@vale.com
Andre Werner: andre.werner@vale.com
Carla Albano Miller: carla.albano@vale.com
Fernando Mascarenhas: fernando.mascarenhas@vale.com
Samir Bassil: samir.bassil@vale.com
Bruno Siqueira: bruno.siqueira@vale.com
Clarissa Couri: clarissa.couri@vale.com
Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: January 28th, 2019		Director of Investor Relations